Exhibit 1.01

JDS Uniphase Corporation

Conflict Minerals Report

for the Year Ended December 31, 2014

Introduction

JDS Uniphase Corporation (“JDSU,” also referred to as “the Company,” “we,” “our,” and “us”) provides network and service enablement solutions and optical products for telecommunications service providers, wireless operators, cable operators, network equipment manufacturers and enterprises. JDSU also provides anti-counterfeiting technologies for currencies and other high-value documents and products. In addition, we leverage our core networking and optical technology expertise to deliver high-powered commercial lasers for manufacturing applications and expand into emerging markets, including 3D sensing solutions for consumer electronics.

This Report relates to the process undertaken for JDSU products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives (collectively, the “Conflict Minerals”).

Third-party products that JDSU sells but that it does not manufacture or contract to manufacture are outside the scope of this Report.

Executive Summary

JDSU reviewed its entire affected supplier base to determine which suppliers were supplying JDSU with parts or materials that were necessary to the functionality or production of the products we manufactured in calendar year 2014 and contained Conflict Minerals. We then contacted these suppliers, who provided us with 20,205 smelter or refiner names (collectively, “smelters”). Of the smelters initially reported by JDSU suppliers, 240 unique entities were found in JDSU’s supply chain. Of these 240 smelters, 31 were identified as sourcing (or may be sourcing) from the Democratic Republic of Congo (“DRC”) or surrounding countries (collectively, the “Covered Countries”). JDSU’s due diligence review indicates that 28 of the 31 smelters were certified as conflict free in 2014. The remaining 3 smelters were actively seeking conflict free certification in 2014 and have subsequently become conflict free certified.

Management Systems

JDSU has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of senior leaders from all functional areas of the Company impacted by Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. We have a grievance mechanism through which our employees and suppliers can report a violation of our policies, and maintain an e-mail address conflictminerals@JDSU.com for suppliers and employees to report violations, ask questions and voice concerns. We established a system of controls over the Company’s mineral supply chain, including the reasonable country of origin inquiry and due diligence procedures described below. All relevant conflict minerals data is kept in our internal database system.

Reasonable Country of Origin Inquiry

JDSU conducted a reasonable country of origin inquiry (“RCOI”) that was designed to include all suppliers and original manufacturers that supplied parts or materials that contained Conflict Minerals and were necessary to the functionality or production of the products we manufactured in calendar year 2014. We retained a third-party consulting firm to assist with the RCOI and due diligence processes.

As part of our RCOI, we contacted approximately 1,700 suppliers and original manufacturers. Each Direct Supplier was provided with JDSU’s conflict minerals policy and asked to provide conflict minerals data in the Conflict Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (“CMRT”). Non-responsive suppliers and suppliers with inadequate responses were contacted multiple times.

These suppliers provided 20,205 unique smelter names for the facilities used to process Conflict Minerals. JDSU reviewed the aggregated smelter list to remove duplicate entries and errors (including multiple variations in the spelling of a single smelter’s name and entities incorrectly listed as smelters). After this review, 240 smelters were identified as conflict minerals smelters consistent with the smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative.

After directly contacting all 240 smelters and performing a risk assessment regarding responses, 31 smelters either confirmed that they are sourcing Conflict Minerals from the Covered Countries, or there was reason to believe they source Conflict Minerals from the Covered Countries. This assessment was based on information directly from the smelters as well as other public information available at the time.

In accordance with the SEC final rules for conflict minerals that are sourced from the Covered Countries, JDSU is required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.

Conflict Minerals Policy

JDSU’s Conflict Minerals Policy is publicly available on our website at: http://www.jdsu.com/About-JDSU/corporate-responsibility/ethics/Pages/default.aspx#.VPCRvlPF9U8.

Design of Due Diligence

JDSU designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.

Due Diligence Results

Smelters

Of the 31 smelters that either confirmed they source Conflict Minerals from Covered Countries or JDSU has reason to believe source Conflict Minerals from the Covered Countries, 28 smelters were recognized as conflict free by the Conflict Free Smelter Program (“CFSP”) and listed on the CFSP’s website as conflict free certified at the end of 2014.

Risk Assessment

JDSU’s risk assessment plan was designed to define, identify, mitigate, and manage risks. Should a risk arise, it would be reported to the designated member of senior management. JDSU contacted the remaining 3 smelters. All 3 smelters committed to becoming conflict free certified and were active on the CFSI list. These 3 smelters were also reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in the Covered Countries. This investigation included a review of the 2014 interim and 2015 final reports by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project, Global Witness, and Southern Africa Resource Watch, Radio Okapi (the UN funded news organization in the conflict region of the DRC), and a general search of the Internet. None of these 3 smelters were identified in any of these publications as directly or indirectly financing or benefiting armed groups in the Covered Countries. Additionally, subsequent to the completion of our 2014 due diligence process, but prior to the filing of this report, all three of these smelters were certified as conflict-free by the CFSP.

Because JDSU’s suppliers source from smelters that source from the Covered Countries and some of these smelters were not yet conflict free certified at the end of our 2014 due diligence process, JDSU has determined that its products manufactured during calendar year 2014 are DRC conflict undeterminable.

Facility and Mine Information

At the end of the 2014 reporting period, the definition of a smelter was still in discussion by the CFSP and industry leaders, and the final definition of a smelter was not yet agreed upon for all metals. Potential facilities (smelters) that have been identified to, or those which we have reason to believe source from the Covered Countries, and are not conflict free certified, include one tantalum smelter, one gold refinery, and one tungsten smelter. Two of these smelters are in China and one is in Austria. Of these three smelters/refiners, all are actively pursuing conflict free certification and are listed as active in the CFSP.

Smelters used by JDSU’s suppliers that source from the covered countries have been identified to source from the DRC, Rwanda, and Tanzania. Source mines used by suppliers of JDSU are not publicly available.

Steps to be taken to mitigate risk

JDSU is committed to continuous improvement in our due diligence process to further mitigate the risk that the necessary Conflict Minerals in our products could benefit armed groups in the Covered Countries. As part of our efforts to mitigate this risk, new or renewed supplier contracts require suppliers to provide information that will allow us to evaluate their conflict mineral status. Additionally, we are continuing to engage with and educate our suppliers to increase supplier response rates and improving the timeliness, accuracy and comprehensiveness of the supplier survey responses we receive. We are also continuing to work with our suppliers to encourage them to source from certified smelters when sourcing material from the Covered Countries.

Additional Risk Factors

The statements included in this Conflict Minerals Report are based on the RCOI process and due diligence performed in good faith by JDSU. These statements are based on the information available at the time. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to: (i) gaps in supplier or smelter data, (ii) errors or omissions by suppliers or smelters, (iii) the definition of a smelter was not finalized at the end of the 2014 reporting period, (iv) uncertainty or varied interpretations of the disclosure requirements described in the SEC final rules, (v) all instances of conflict minerals necessary to the functionality or manufacturing of our products may not have been reported correctly by our suppliers, (vi) many suppliers and smelters are unfamiliar with the diligence process and information required to be provided due to this new regulation, which could lead to inaccurate responses, (vii) timeliness of data received from our suppliers, (viii) information that is in the public domain may not be discovered despite having conducted a reasonable search, (ix) there may be errors in publicly available information, (x) language barriers or errors in translation could lead to inaccurate information, (xi) there could be oversights or errors in conflict free smelter audits, (xii) materials sourced from the Covered Countries could be inaccurately be declared secondary materials, (xiii) illegally tagged Conflict Minerals could be introduced into the supply chain without our knowledge or the knowledge of our suppliers, (xiv) difficulties obtaining information from companies that are no longer in business, (xv) certification programs are not equally advanced for all industry segments and metals and (xvi) smuggling of Conflict Minerals outside the Covered Countries may make identification of their origin more difficult.

This Specialized Disclosure Report on Form SD contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include any plans or intentions to improve the number and quality of supplier and smelter response rates and steps we intend to take to mitigate risk in our supply chain. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. In particular, the Company’s actions and the results of those actions may be affected by: (a) changes in global regulations related to the extraction of and disclosure obligations related to conflict minerals; (b) the ability of our Direct Suppliers and smelters to provide accurate information in response to our requests; (c) the availability of alternate sources of materials necessary to the functionality or production of our products on commercially reasonable terms or at all; (d) the ability of certified smelters to meet demand for raw materials; and (e) limits on our ability to unilaterally influence supplier behavior. These forward-looking statements are made as of the date hereof and the Company assumes no obligation to update such statements.